Exhibit 12.1

Statement Regarding Calculation of Ratio
of Earnings to Fixed Charges

	Six months ended June 30, 2009	Year ended December 31, 2008 (2)	Year ended December 31, 2007	Year ended December 31, 2006	Period October 4, 2005 through December 31, 2005 (3)
Net income (loss) before income taxes, minority interest and interest in earnings of equity investments	$116,525	$(171,226)	$203,109	$150,712	$(12,384)

Assumed interest component of rent expense (1)	645	784	397	81	58
Interest and debt amortization expense	6,676	18,297	18,677	4,648	–
Total fixed charges	$7,321	19,081	$19,074	4,729	58

Earnings plus fixed charges	$123,846	$(152,145)	$222,183	$155,441	$(12,326)

Ratio of earnings to fixed charges	16.92	–	11.65	32.87	–

(1)	30.0% represents a reasonable approximation of the interest factor.

(2)
For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $152.1 million. This is primarily attributed to three areas: significant loss and loss adjustment expenses in 2008 resulting from Hurricanes Ike and Gustav; a significant decrease in investment income primarily due to the significant declines in the global equity, bond and commodities markets in 2008; and substantial foreign exchange losses in 2008 resulting from fluctuations in foreign exchange rates against the U.S. dollar, as a significant portion of the Company’s operations are transacted in foreign currencies.

(3)
For the period October 4, 2005 through December 31, 2005, earnings were insufficient to cover fixed charges by $12.3 million.  In connection with the initial closing of the private placement for our Common Shares in December 2005, the Company issued a Warrant to Haverford for its role in these capital raising activities. The Warrant granted the holder the right, at any time during the period commencing on December 1, 2010 and ending December 31, 2010, to purchase from the Company up to 12.0% of the issued share capital of the Company at the consummation of the initial capital raising activities for the Company at an exercise price of $14.00 per Common Share. The compensation expense based on the fair value of the Warrant was $12.2 million at the initial closing of the private placement, and is included in general and administrative expenses and in additional paid-in capital in our consolidated financial statements as at and for the period ended December 31, 2005.